Exhibit 99.1

Silicon Motion Announces Annual Cash Dividend Payable Quarterly

MILPITAS, Calif., October 26, 2020—Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, announces today an annual cash dividend of $1.40 per ADS.

The Board of Directors of the Company has declared an annual dividend of $1.40 per ADS1,2 which will be paid in four quarterly installments of $0.35 per ADS3 according to the following anticipated record and payment dates:

Record Date	Payment Date
November 12, 2020	November 25, 2020
February 16, 2021	February 26, 2021
May 6, 2021	May 20, 2021
August 5, 2021	August 19, 2021

The Company’s depository bank’s DR books will be closed for issuance and cancellation on each of the record dates.

“We remain optimistic about our business outlook, solid ability to generate free cash flow and focus in distributing a meaningful portion of this to our shareholders as dividend,” said Wallace Kou, President and CEO of Silicon Motion.

The payment of the annual dividend to be paid in quarterly installments will be made according to the anticipated record and payment dates unless subsequently changed by the Board. The declaration and payment of future cash dividends is subject to the Board’s continuing determination that the payment of dividends is in the best interests of the Company’s shareholders and is in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

[1]	One ADS is equivalent to four ordinary shares.
[2]	$1.40 per ADS is equivalent to $0.35 per ordinary share.
[3]	$0.35 per ADS is equivalent to $0.0875 per ordinary share.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with any uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 12, 2020. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director of Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com